Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

Eni

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/ 148
San Donato M.se, June 1 , 2006

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 28th April 2006
- Saipem Press Release dated 10th May 2006 (2)
- Saipem Press Release dated 15th May 2006
- Saipem Press Release dated 17th May 2006

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of April 2006, May 2006

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem

Eni

Press Release

SAIPEM: The Shareholders' Meeting approved the 2005 Financial Statements; set the dividend at € 0.19 per ordinary share and € 0.22 per savings share; approved the 2006 Stock Option Scheme and the buy-back of 2,400,000 treasury shares to allocate to the company's Stock Option Scheme; appointed a Board Director.

San Donato Milanese, 28th April 2006 - Saipem's Shareholders' Meeting, held today, approved Saipem S.p.A.'s 2005 Statutory Financial Statements and the distribution of a dividend of € 0.19 per ordinary share (€ 0.15 in 2004) and € 0.22 per savings share (€ 0.18 in 2004).

Dividends will be paid from 25th May 2006; ex-date is 22nd May 2006.

The Shareholders' Meeting also approved the 2006 Stock Option Scheme and authorised the Board of Directors to buy back, over a period of 18 months, up to 2,400,000 treasury shares, equal to 0.5% of the share capital, for a total amount not exceeding € 48 million, for allocation to the Stock Option Scheme.

The programme for the buy-back of a maximum of 2 million treasury shares, approved by the Shareholders' Meeting on 29th April 2005, closed on 22nd March 2006; no. 1,451,700 treasury shares – which represent the number of shares needed to implement previous Incentive Schemes - equal to 0.3% of the share capital, were bought back for a total amount of € 18,519,000 (an average of € 12.75 per share).

The 2006 Stock Options will be allocated to senior managers directly responsible for Group results or holding strategic positions (approximately 100 managers); the options' vesting period will be three years from the date of allocation and their exercise will be based on the total shareholders' return achieved by the Saipem share over the vesting period versus that achieved by the competition. The shares' purchase price will be the higher price between the shares' official price

average recorded by the Telematic Stock Market of the Italian Stock Exchange (Borsa Italiana S.p.A.) over the month preceding the date of Stock Option allocation, and the average cost of treasury shares held by the company on the day preceding the date of Stock Option allocation.

Finally, the Shareholders' Meeting appointed a new Board Director: Mr Angelo Caridi, currently Managing Director of Snamprogetti. He replaces Mr Roberto Jaquinto, who resigned recently. He had been appointed from the list presented by the Shareholder Eni at the Shareholders' Meeting of 29th April 2005.

The Director Angelo Caridi's period of office will expire on the same day as the current Board of Directors, i.e. the day of the Shareholders' Meeting called to approve the Financial Statement at 31st December 2007. His resumé is posted on Saipem's website.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr. Giulio Bozzini
Mr. Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Press Release

Saipem wins 1,760 million US dollar onshore contracts

San Donato Milanese, 10 May 2006- Saipem has won two new onshore contracts amounting approximately to 1,760 million USD in Saudi Arabia and Nigeria.

Saudi Arabia

Saipem, through its subsidiary Snamprogetti, has been awarded the lump sum turn key contract for the engineering procurement and construction of the gas-oil separation plant (GOSP) and Khursaniyah Program Utilities, as part of Saudi Aramco's Khursaniyah Development Program in Saudi Arabia. The work includes utilities, producing facilities and two separation trains with a total capacity of 500,000 BPD. The contract, awarded by Saudi Aramco, is expected to be completed by late 2007.

Saipem employs approximately 1,200 people in Saudi Arabia and is currently carrying out contracts in the onshore construction, offshore and onshore drilling sectors.

Nigeria

Saipem has been awarded a contract by Shell Petroleum Development Company of Nigeria Limited for engineering, procurement, construction and commissioning for the logistics base of the Gbaran Ubie field, located in Bayelsa State Niger Delta, Nigeria. Completion of the project is scheduled for third quarter 2008.
Saipem is currently carrying out the EPC contract , won in February 2006, for 340 kilometres of pipelaying as part of Gbaran/Ubie integrated oil & gas project.

In Nigeria, Saipem employs approximately 2,900 local staff and is currently executing more than ten contracts in the offshore, onshore, leased FPSO and offshore drilling sectors.

Saipem (43% owned by Eni) is leader in the provision of Engineering, Procurement, Project Management and Construction services for the Oil & Gas Industry, with a distinctive capabilities in design and execution of large scale offshore and onshore projects, and with a strong bias towards

activities in deepwater, remote areas and with significant technological competence such as gas monetization and heavy oil exploitation. Saipem is listed on the Italian stock exchange and currently has a current market capitalisation of approximately 9 billion euro.

Sito internet: www.saipem.eni.it
Centralino: +39-025201
Informazioni per gli azionisti
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relazioni con gli investitori istituzionali e con gli analisti finanziari:
Dott. Giulio Bozzini
Dott. Salvatore Colli
Telefono: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

PRESS RELEASE

Saipem: the Board of Directors approves the first quarter results as at 31st March 2006

- **Revenues:** 1,043 million euros *(954 million in Q1 2005).*
- **Operating Income:** 93 million euros *(72 million in Q1 2005).*
- **Net Income:** 66 million euros *(53 million in Q1 2005).*
- **Cash flow:** 114 million euros *(105 million in Q1 2005).*

San Donato Milanese, 10th May 2006. Today, the Board of Directors of Saipem S.p.A. has reviewed the Saipem Group consolidated first quarter results as at 31st March 2006 (unaudited), which have been prepared in compliance with the new International Financial Reporting Standards (IFRS). The first quarter results include the effects of the acquisition of Snamprogetti only on the balance sheet. Following alignment discussions with the relevant control bodies regarding the interpretation of the recently introduced international accounting standards (IAS 27), consolidation of the income statement is to start from the date of Saipem's assumption of control, i.e. from 1st April 2006.

Revenues amounted to 1,043 million euros (954 million in Q1 2005).
Operating Income amounted to 93 million euros (72 million in Q1 2005).
Net Income amounted to 66 million euros (53 million in Q1 2005).
Cash flow (net income plus depreciation and amortisation) amounted to 114 million euros (105 million in Q1 2005).

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

From this quarterly report onwards, in view of Snamprogetti's consolidation, the analysis by business sector will show the Onshore Construction and LNG (Liquefied Natural Gas) sectors

as one business unit. Figures relating to the first quarter of 2005 have also been reclassified accordingly.

Investments in the first quarter of 2006 amounted to 98 million euros (62 million in the same period of 2005) and consisted mainly of the following: maintenance and upgrading of existing asset base (28 million euros); investments in vessels and equipment for specific projects, mainly Kashagan and Sakhalin (18 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (12 million euros); activities on the conversion of a tanker into an FPSO unit, due to operate on Petrobras' Golfinho 2 field in Brazilian waters (40 million euros).

On 27th March 2006, the contract for the acquisition of 100% of **Snamprogetti's** share capital was finalised; Saipem paid 680 million euros. In compliance with the accounting principles regulating business combinations under common control, the surplus price paid for Snamprogetti versus its net equity at 31st March 2006, equal to 435 million euros, was recorded as a decrease in Saipem Group's consolidated net equity.
In the first quarter of 2006, Snamprogetti's revenues amounted to 505 million euros, operating income before G&A expenses amounted to 21 million euros, operating income to 8 million euros, net income to 7 million euros and cash flow to 13 million euros.

Net financial debt at 31st March 2006 amounted to 1,467 million euros, an increase of 455 million euros versus 31st December 2005, of which 259 million relate to Snamprogetti's acquisition.

New contracts and backlog

During the first quarter 2006, Saipem was awarded contracts amounting to 1,125 million euros (1,057 million euros in the same period of 2005).
The most significant orders awarded in the first quarter include:
Offshore Construction:

- on behalf of Total Exploration & Production Angola Ltd, the EPIC project Block 17 Gas Gathering System, in Angola, comprising engineering, procurement, construction,

transport, installation and pre-commissioning of a subsea pipeline, umbilical and associated facilities;

- on behalf of Maersk Olie og Gas AS, the EPC contract Halfdan Northeast Phase 3, in Denmark, comprising construction engineering, procurement, construction, testing and commissioning of two jackets, one deck and an interconnecting gangway, in addition to transport and installation of three new platforms;
- on behalf of Talisman Energy UK, the EPIC project Tweedsmuir Subsea, in the British sector of the North Sea, comprising engineering, procurement, installation and commissioning of various subsea structures.

Offshore Drilling:

- on behalf of Petrobel, the three-year extension to the lease of the jack-up Perro Negro 4 in Egypt;
- on behalf of Addax Petroleum Exploration, the fifteen-month extension of the lease contract for the semi-submersible platform Scarabeo 3 in Nigeria.

Onshore Construction:

- on behalf of Shell Petroleum Development Company of Nigeria, the EPC project Gbaran, in Nigeria, comprising engineering, procurement and laying of pipelines, flowlines and composite fibre optic and high voltage electrical cables. The contract was won in consortium with Desicon Engineering Ltd;
- on behalf of NAOC, in Nigeria, the EPC project OB/OB revamping, comprising engineering, procurement, break-up, disassembly, construction and commissioning of existing and new facilities at the Obiafu/Obrikom gas treatment plant. The contract was won in consortium with Desicon Engineering Ltd.

Onshore Drilling:

- on behalf of ENIREPSA, the lease of a rig in Saudi Arabia, due to perform the drilling of four wells, plus the option of a further two wells; the duration of this contract is estimated at approximately two years.

At 31st March 2006, Saipem's stand-alone backlog stood at 5,595 million euros (5,513 million euros at 31st December 2005); Snamprogetti's backlog at 31st March 2006 amounted to 4,152 million euros. Consequently, the backlog of the Saipem Group on the same date totalled 9,747million euros.

Management outlook for 2006

The consistently high price of oil and gas and the need to replace oil reserves have resulted in increased spending by the oil industry in recent years. This positive trend is expected to continue in 2006.

The strong overall market performance and Saipem's track record and competitiveness, especially on complex projects in frontier areas, underpin management's expectations to achieve further revenue growth in 2006, improving by approximately 15% on the 2005 record results, as well as the award of new contracts to maintain the current high level of backlog.

The acquisition of Snamprogetti enables Saipem to take a leading role in the rapidly growing sector for large-scale onshore turnkey projects. Snamprogetti will be consolidated from 1st April 2006 and in the period April-December 2006 is expected to achieve revenues amounting to approximately 2,300 million euros, operating income before G&A of approximately 70 million euros, and net income of approximately 25 million euros. Financial expenses associated with the acquisition are forecast at approximately 20 million euros and cost synergies to be achieved in 2006 are estimated to total 5 million euros. Saipem expects that the acquisition of Snamprogetti (consolidated over a nine-month period) can therefore have a positive effect on the 2006 net income of approximately 13 million euros.

Snamprogetti is expected to be awarded new contracts during the remainder of 2006. This will restore the particularly high backlog level recorded at the end 2005 (4,400 million euros).

Capital expenditure for 2006 is estimated to be approximately 600 million euros and will be used: for the continuation of work on the conversion of a tanker into an FPSO unit due to operate in the Petrobras' Golfinho 2 field in Brazilian waters (190 million euros); for maintenance and upgrading of the existing asset base (180 million euros); to further strengthen the operating bases/yards in Kazakhstan and West Africa (50 million euros); for the construction of new vessels and equipment for specific projects (150 million euros); and for capital expenditure to be made by Snamprogetti (30 million euros).

Depreciation and amortisation for 2006 is expected to total around 250 million euros.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of

capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions, and actions by the competition. Moreover, contract execution is also subject to variables outwith the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Analysis by business sector

Offshore Construction:

(million euros)

	First quarter	
	2005	2006
Revenues	571	556
Operating expenses, net of cost of materials	(407)	(387)
Cost of materials	(83)	(87)
Depreciation and amortisation	(24)	(19)
Contribution from operations (*)	57	63
New orders awarded	626	307

(*) *Operating Income before general and administrative expenses*

The backlog at 31st March 2006 amounted to 2,855 million euros, of which 1,887 million are to be realised in 2006.

- Revenues in the first quarter of 2006 amounted to 556 million euros, a 2.6% decrease versus the same period of 2005, mainly due to reduced activities in North Africa.

- Contribution from operations in the first quarter of 2006 amounted to 63 million euros, equal to 11.3% of revenues, versus 57 million euros, equal to 10% of revenues in the same period of 2005. The increase in margin with respect to the first quarter 2005 is due mainly to projects carried out in the Caspian area.

Onshore Construction (*):

(million euros)

	First quarter 2005	First quarter 2006
Revenues	204	261
Operating expenses, net of cost of materials	(122)	(164)
Cost of materials	(57)	(69)
Depreciation and amortisation	(8)	(8)
Contribution from operations (**)	17	20
New orders awarded	185	567

(*) From 1st January 2006 the Onshore Construction sector includes the L.N.G. sector. Figures for the year 2005 have been adjusted accordingly.
(**) Operating Income before general and administrative expenses

The backlog at 31st March 2006 amounted to 1,291 million euros, of which 750 million are to be realised in 2006.

- Revenues in the first quarter 2006 of amounted to 261 million euros, a 27.9% increase, versus the same quarter of 2005, due to higher levels of activity on the Sakhalin project in Russia and the full-scale activity on projects in Nigeria.

- Contribution from operations in the first quarter of 2006 amounted to 20 million euros, versus 17 million euros in the first quarter of 2005, with margins declining from 8.3% to 7.7%. This decrease in margin is attributed to intense commercial activity, which has already resulted in a significant number of contract awards during the quarter.

Maintenance, Modification & Operation (M.M.O.):

(million euros)

	First quarter 2005	First quarter 2006
Revenues	63	74
Operating expenses	(58)	(66)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	4	7
New orders awarded	62	87

(*) *Operating Income before general and administrative expenses*

The backlog at 31st March 2006 amounted to 168 million euros, of which 80 million are to be realised in 2006.

- Operations, carried out mainly in France, Italy, West Africa and Russia enabled revenues for the first quarter 2006 to total 74 million euros, an 11 million euro increase versus the first quarter of 2005.

- Contribution from operations in the first quarter of 2006, amounted to 7 million euros, equal to 9.5% of revenues, versus 4 million euros, equal to 6.3% of revenues in the same quarter of 2005, thanks to a recovery in operational efficiency in France.

Offshore Drilling:

(million euros)

	First quarter	
	2005	2006
Revenues	69	88
Operating expenses	(40)	(50)
Depreciation and amortisation	(12)	(13)
Contribution from operations (*)	17	25
New orders awarded	134	105

(*) *Operating Income before general and administrative expenses*

The backlog at 31st March 2006 amounted to 399 million euros, of which 182 million are to be realised in 2006.

- Revenues for the first quarter of 2006 amounted to 88 million euros, a 27.5% increase versus the same quarter of 2005, due to increased activities by the semi-submersible platform Scarabeo 4 and the jack-up Perro Negro 5, and higher contractual rates.

- Contribution from operations in the first quarter of 2006 amounted to 25 million euros, equal to 28.4% of revenues, versus 17 million euros, equal to 24.6% of revenues in the corresponding period of 2005. This growth in margin, in absolute terms, and in terms of profitability is due to both higher margins on rates and increased volumes of operations.

- Vessel utilisation was as follows:

Vessel	*Days under contract*	
Semi-submersible platform Scarabeo 3	90	
Semi-submersible platform Scarabeo 4	90	
Semi-submersible platform Scarabeo 5	90	
Semi-submersible platform Scarabeo 6	79	**a**
Semi-submersible platform Scarabeo 7	90	
Drillship Saipem 10000	90	
Jack-up Perro Negro 2	90	
Jack-up Perro Negro 3	90	
Jack-up Perro Negro 4	-	**b**
Jack-up Perro Negro 5	90	

a = for the remaining days (to 90), the vessel underwent class reinstatement works.
b = the vessel underwent upgrading works in readiness for a new contract.

Onshore Drilling:

	(million euros)	
	First quarter	
	2005	2006
Revenues	41	56
Operating expenses	(31)	(44)
Depreciation and amortisation	(4)	(4)
Contribution from operations (*)	6	8
New orders awarded	49	58

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2006 amounted to 300 million euros of which 157 million are to be realised in 2006.

- Revenues for the first quarter of 2006 show a 36.6% growth versus those for the same quarter of 2005, due mainly to increased activities in Kazakhstan.

- Contribution from operations in the first quarter of 2006 increased by 2 million euros versus the same quarter 2005, with a margin on revenues which is virtually unchanged.

- Average utilisation of rigs stood at 93% (89% in the first quarter 2005); rigs were located as follows: 12 in Peru, 8 in Saudi Arabia, 5 in Venezuela, 3 in Italy, 5 in Algeria, 1 in Egypt, 1 in Kazakhstan , 1 in Georgia 1 in Ecuador and 1 in Turkmenistan.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

Leased FPSO:

(million euros)

	First quarter	
	2005	2006
Revenues	6	8
Operating expenses	(3)	(4)
Depreciation and amortisation	(2)	(2)
Contribution from operations (*)	1	2
New orders awarded	1	1

(*) *Operating Income before general and administrative expenses*

The backlog at 31st March 2006 amounted to 582 million euros, of which 24 million are to be realised in 2006.

- In the first quarter of 2006, revenues and contribution from operations increased by 2 million euros and 1 million euros respectively, versus the first quarter of 2005.

- The production units FPSO–Firenze and FPSO–Mystras have been in continuous operation during both periods of 2006 and 2005.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2005		31st March 2006 (*)	
Net tangible fixed assets		1,903		2,063
Net intangible fixed assets		837		842
		2,740		2,905
- Offshore Construction	1,271		1,301	
- Onshore Construction	397		503	
- MMO	82		81	
- Offshore Drilling	727		720	
- Onshore Drilling	86		85	
- Leased FPSO	152		190	
- Other	25		25	
Financial investments		40		155
Non-current assets		**2,780**		**3,060**
Working capital	60		21	
Provision for contingencies	(97)		(120)	
Net current assets		**(37)**		**(99)**
Employee termination indemnities		**(88)**		**(157)**
CAPITAL EMPLOYED		**2,655**		**2,804**
Net equity		**1,630**		**1,286** **
Minority interest in net equity		**13**		**51**
Net debt		**1,012**		**1,467**
COVER		**2,655**		**2,804**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

(*) includes the effects of Snamprogetti's acquisition

(**) includes the decrease of 435 million euros, corresponding to the difference between the price paid for Snamprogetti's acquisition and its net equity at 31st March 2006.

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million euros)

	Q1 2005	Q1 2006
Operating revenues	954	1,043
Other revenues and income	1	1
Purchases, services and other costs	(656)	(691)
Payroll and related costs	(175)	(212)
GROSS OPERATING INCOME	**124**	**141**
Amortisation, depreciation and write-downs	(52)	(48)
OPERATING INCOME	**72**	**93**
Financial expenses	(10)	(13)
Income from investments	5	7
INCOME BEFORE INCOME TAXES	**67**	**87**
Income taxes	(14)	(21)
NET INCOME	**53**	**66**
CASH FLOW (Net income + Depreciation and amortisation)	**105**	**114**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euros)

	Q1 2005	Q1 2006
Operating revenues	954	1,043
Production costs	(824)	(882)
Idle costs	(11)	(15)
Selling expenses	(16)	(19)
Research and development costs	(1)	(2)
CONTRIBUTION FROM OPERATIONS	**102**	**125**
General and administrative expenses	(30)	(32)
OPERATING INCOME	**72**	**93**
Financial expenses	(10)	(13)
Income from investments	5	7
INCOME BEFORE INCOME TAXES	**67**	**87**
Income taxes	(14)	(21)
NET INCOME	**53**	**66**
CASH FLOW (Net income + Depreciation and amortisation)	**105**	**114**

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr. Giulio Bozzini
Mr. Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Press Release

Saipem awarded a new offshore drilling contract in Norway

San Donato Milanese, 15th May 2006 - Saipem has been awarded an offshore drilling contract for the charter of the semi-submersible unit Scarabeo 5 for a value of approximately 460 million USD.

Scarabeo 5 will be chartered by Norwegian oil company Statoil for drilling activities in the Norwegian part of the North Sea. The 39 month contract will begin in the third quarter of 2007 upon the expiry of the present contract, which is also being carried out on behalf of Statoil. Scarabeo 5 has been working continuously since 1990 in the Norwegian sector of the North Sea, one of the most demanding areas due to strict environmental regulations and harsh weather conditions.

Saipem (43% owned by Eni) is a leader in the provision of Engineering, Procurement, Project Management and Construction services for the Oil & Gas Industry, with distinctive capabilities in the design and execution of large scale offshore and onshore projects, a strong bias towards activities in deepwater, remote areas and with significant technological competences such as gas monetization and heavy oil exploitation. Saipem is listed on the Italian stock exchange and currently has a market capitalisation of approximately 9 billion euro.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Giulio Bozzini
Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Press Release

Eni

Saipem wins new contracts worth 425 million usd in Canada and Saudi Arabia

San Donato Milanese, 17th May 2006 - Saipem has been awarded three new EPC contracts worth 425 million US dollars for onshore construction in Canada and Saudi Arabia.

Canada

Saipem, in general partnership with the Canadian company SNC-Lavalin Inc., has been awarded by Canaport LNG Limited Partnership the EPC contract for the design, engineering, construction, testing, commissioning, start up and initial operation of the Canaport LNG receiving terminal. Located at Saint-John, New Brunswick, Canada, the terminal is designed to produce 1.000 MMSCF of natural gas and comprises unloading facilities for LNG carriers, LNG pumping and vaporizing facilities, gas send out facilities and two 160,000 m^3 LNG storage tanks.
The terminal is scheduled to enter into operation in the fourth quarter of 2008.

Saudi Arabia

Saipem has been awarded two turnkey EPC contracts for the seawater supply pipeline system feeding the injection for Khurais and Ghawar fields, about 150 km east of Riyadh, Saudi Arabia. The work, awarded by Saudi Aramco, encompasses engineering, procurement, construction and commissioning for a total of 430 km of onshore pipelines, crossing a combination of sandy, sabkha and rocky areas. The completion of activities is expected in the second half of 2008.

Saipem

Eni

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr Giulio Bozzini
Mr Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it